UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRANSLATE BIO, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

89374L 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 89374L 10 4	13D/A3	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 646,541
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 646,541
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,541 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1 % of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Common Stock are held of record by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.
(2) Based upon 60,022,067 of the Issuer’s Common Stock outstanding as of November 4, 2019, as reported in the Issuer’s quarterly report for Form 10-Q the quarter period ending September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2019.

Cusip No. 89374L 10 4	13D/A3	Page 3 of 9

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 5, 2018 (as amended by Amendment No.1 filed on October 17, 2018 and Amendment No.2 filed on May 3, 2019, the “Schedule 13D”, and as amended by this Amendment No.3, the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Translate Bio, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 29 Hartwell Avenue, Lexington, Massachusetts 02421. This Amendment No.3 is filed to disclose (1) the change of beneficial ownership as a result of (a) the disposition of shares of Common Stock by the Reporting Person and (b) an increase of the Issuer’s Common Stock outstanding and (2) that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

c) From May 28, 2019 to December 6, 2019 S.R. One disposed of 2,551,372 shares of Common Stock as follows:

Date of Transaction	Number of shares disposed of	Sale price per share

28-May-19	52,119	$10.067000

29-May-19	78,308	$10.322900

30-May-19	110,560	$10.793200

31-May-19	20,479	$11.038400

3-Jun-19	47,800	$10.449900

10-Jun-19	43,888	$10.135900

11-Jun-19	25,069	$10.086100

12-Jun-19	1,422	$10.102800

13-Jun-19	15,700	$10.104400

17-Jun-19	100,000	$10.063400

18-Jun-19	239,483	$10.234500

19-Jun-19	50,000	$10.810500

Cusip No. 89374L 10 4	13D/A3	Page 4 of 9

Date of Transaction	Number of shares disposed of	Sale price per share

19-Jun-19	25,000	$11.2085

28-Jun-19	200,000	$12.5204

1-Jul-19	17,469	$12.5092

2-Jul-19	50,000	$11.7500

2-Jul-19	5,508	$11.7707

8-Jul-19	800	$11.5300

9-Jul-19	799	$11.0765

11-Jul-19	10,975	$10.3085

15-Jul-19	700	$10.1093

6-Aug-19	13,300	$8.2802

7-Aug-19	525,000	$8.1500

7-Aug-19	2,720	$8.4165

9-Aug-19	63,809	$8.2613

12-Aug-19	110	$8.2500

13-Aug-19	8,370	$8.2714

14-Aug-19	300,000	$8.2510

16-Aug-19	43,561	$8.3344

19-Aug-19	26,498	$8.3571

20-Aug-19	41,632	$8.5468

29-Aug-19	25,000	$9.1238

30-Aug-19	25,000	$9.1390

3-Sep-19	5,499	$9.6175

4-Sep-19	50,000	$10.0013

5-Sep-19	4,511	$10.1166

6-Sep-19	50,000	$10.1382

30-Sep-19	27,350	$10.0057

7-Nov-19	47,743	$9.7687

12-Nov-19	100	$9.8000

19-Nov-19	66,631	$10.0976

21-Nov-19	20,800	$10.7793

22-Nov-19	37,337	$10.3458

25-Nov-19	8,822	$10.2744

26-Nov-19	1,458	$10.0765

29-Nov-19	7,628	$10.0500

2-Dec-19	300	$10.2026

3-Dec-19	11,390	$10.0074

4-Dec-19	983	$10.0592

4-Dec-19	8,853	$10.0492

5-Dec-19	1,046	$10.0000

Cusip No. 89374L 10 4	13D/A3	Page 5 of 9

Date of Transaction	Number of shares disposed of	Sale price per share

6-Dec-19	29,842	$10.0862

Each disposition listed above was made in an open market transaction through a broker on the Nasdaq Global Select Market.

(d) No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e) The Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock on June 18, 2019. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

Cusip No. 89374L 10 4	13D/A3	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

GLAXOSMITHKLINE PLC

	By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 89374L 10 4	13D/A3	Page 7 of 9

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Cusip No. 89374L 10 4	13D/A3	Page 8 of 9

Name	Business Address	Principal Occupation or Employment	Citizenship
Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US

Cusip No. 89374L 10 4	13D/A3	Page 9 of 9

Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British